October 17, 2024

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect current list of Directors, Officers and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Corinne Klott

Corinne Klott
Assistant General Counsel
312-786-7793
Signature executed at 4:00pm on 10/17/24

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibits C and J

Attachment

Summary of changes made to Exhibit C:

- Fredric Tomczyk added as Director: Cboe Services Company, Cboe Bats, LLC, Cboe Data Services, LLC, Cboe Ascent Holdings, LLC
- Fredirc Tomczyk added as Officer: Cboe Services Company, Cboe FX Markets, LLC, Cboe SEF, LLC, Cboe Global Markets, Inc., Cboe Futures Exchange, LLC, Cboe III, LLC, Cboe Bats, LLC, Cboe Livevol, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Cboe Global Indices, LLC, Cboe Ascent Holdings, LLC
- Brent Coonrod removed as Officer: Cboe Services Company, Cboe Bats, LLC, Cboe Livevol, LLC, Cboe Silexx, LLC
- Allen Wilkinson Officer title update: Cboe Services Company, Direct Edge LLC, Cboe Trading, Inc., Omicron Acquisition Corp., Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe Building Corporation, Cboe, LLC, Cboe III, LLC, Cboe Livevol, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC, Cboe Off-Exchange Services, LLC, Cboe Global Indices, LLC, Cboe Fixed Income Markets, LLC
- Allen Wilkinson added as Officer: Cboe Global Markets, Inc., Cboe Bats, LLC, Cboe Data and Access Solutions China, LLC, Cboe Ascent Holdings LLC
- Jill Griebenow Officer title update: Direct Edge LLC, Omicron Acquisition Corp., Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, Cboe Global Markets, Inc., Cboe Futures Exchange, LLC, Cboe Building Corporation, Cboe, LLC, Cboe III, LLC, Cboe Bats, LLC, Cboe Livevol, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC, Cboe Off-Exchange Services, LLC, Cboe Global Indices, LLC, Cboe Canada Holdings, ULC, Cboe Data and Access Solutions China, LLC, Cboe Fixed Income Markets, LLC
- Jill Griebenow added as Officer: Cboe Services Company, Cboe Ascent Holdings LLC
- Jill Griebenow added as Director: Omicron Acquisition Corp., Cboe Building Corporation, Cboe III, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC
- Casie Harris added as Officer: Cboe Services Company, Direct Edge LLC, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Omicron Acquisition Corp., Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe Building Corporation, Cboe, LLC, Cboe III, LLC, Cboe Bats, LLC. Cboe Livevol, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC, Cboe Off-Exchange Services, LLC, Cboe Global Indices, LLC, Cboe Data and Access Solutions China, LLC, Cboe Fixed Income Markets, LLC, Cboe Ascent Holdings LLC
- Marc Magrini added as Officer: Cboe Services Company
- Jeanene Isaac added as Officer: Cboe Services Company, Cboe Bats, LLC
- Alexandra Szakats added as Officer: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Bats, LLC

- Natan Tiefenbrun added as Officer: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Natan Tiefenbrun added as Director: Cboe SEF, LLC
- Natan Tiefenbrun Officer title update: Cboe Bats, LLC
- Catherine Clay added as Director: Cboe Europe Limited
- Irina Sonich-Bright, David Howson removed as Directors: Cboe Europe Limited
- Irina Sonich-Bright, Tim Lipscomb and Stephanie Renner removed as Officers: Cboe Europe Limited
- Catherine Clay, Cinthia Danove, and Daniel Watkins added as Officers: Cboe Europe Limited
- Joacim Wiklander added as Officer: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- David Howson added as Executive Committee Member: Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Troy Yeazel removed as Officer: Cboe Trading, Inc.
- Cole Chmielewski added as Officer: Cboe Trading, Inc.
- Alexandra Albright Officer title update: Cboe FX Markets, LLC, Cboe Global Indices, LLC
- Todd Furney Officer title update: Cboe FX Markets, LLC, Cboe Global Indices, LLC
- Stephanie Marrin Lara removed as Officer: Cboe FX Markets, LLC
- Jon Weinberg Officer title update: Cboe FX Markets, LLC, Cboe SEF, LLC, Cboe Bats, LLC, Cboe Fixed Income Markets, LLC
- Emily Eimer added as Officer: Cboe FX Markets, LLC, Cboe SEF, LLC, Cboe Bats, LLC
- Michael Margolis added as Officer: Cboe FX Markets, LLC, Cboe SEF, LLC
- Vivian Yiu Officer title update: Cboe FX Markets, LLC, Cboe SEF, LLC, Cboe Bats, LLC
- Cboe FX Holdings, LLC removed as Officer: Cboe FX Services, LLC
- Cboe FX Asia Pte. Limited renamed to Cboe Singapore Pte. Ltd.
- Ade Cordell added as Director: Cboe Singapore Pte. Ltd., Cboe Australia Services Pty. Ltd.
- David Howson added as Director: Cboe SEF, LLC, Cboe Canada Holdings, ULC, Cboe Ascent Holdings LLC
- Angelo Evangelou Officer title update: Cboe SEF, LLC, Cboe Futures Exchange, LLC
- Stacie Fleming Officer title update: Cboe SEF, LLC, Cboe Bats, LLC
- Stephanie Renner Officer title update: Cboe SEF, LLC
- Emily Mitchell Officer title update: Cboe SEF, LLC, Cboe Bats, LLC
- Nicholas Still added as Officer: Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Jordan Newmark added as Officer: Cboe SEF, LLC, Cboe Futures Exchange, LLC
- Kathleen Mikulak added as Officer: Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Sarah McDowell added as Officer: Cboe SEF, LLC, Cboe Futures Exchange, LLC
- Benjamin Leit added as Officer: Cboe SEF, LLC

- Adam Inzirillo added as Officer: Cboe SEF, LLC, Cboe Global Markets, Inc., Cboe Futures Exchange, LLC, Cboe Global Indices, LLC, Cboe Data and Access Solutions China, LLC
- Jeff Connell added as Officer: Cboe SEF, LLC, Cboe Futures Exchange, LLC
- Catherine Clay added as Officer: Cboe SEF, LLC
- Denise Bent added as Officer: Cboe SEF, LLC, Cboe Futures Exchange, LLC
- Jennifer Lamie added as Officer: Cboe SEF, LLC
- Eugene Sunshine removed as Director: Cboe Global Markets, Inc.
- Gregory Hoogasian removed as Officer: Cboe Global Markets, Inc.
- Kenneth Hill removed as Officer: Cboe Global Markets, Inc.
- Cboe Global Markets, Inc. Committee members updated
- Cboe SEF, LLC Committee members updated
- Cboe Futures Exchange, LLC Committee members updated
- Cboe Europe Limited Committee members updated
- Cboe Clear Europe N.V. Committee members updated
- Cboe Australia Pty. Ltd Committee members updated
- Cboe Japan Limited Committee members updated
- Cboe Clear Digital, LLC Committee members updated
- David Howson Officer title update: Cboe Futures Exchange, LLC, Cboe Bats, LLC, Cboe SEF, LLC
- Kristin Boyd Officer title update: Cboe Futures Exchange, LLC
- Kevin Carrai Officer title update: Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Catherine Clay Officer title update: Cboe Futures Exchange, LLC
- Laura Furson added as Officer: Cboe Futures Exchange, LLC
- Rob Hocking Officer title update: Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Gregory Hoogasian Officer title update: Cboe Futures Exchange, LLC, Cboe Bats, LLC, Cboe SEF, LLC
- Stephanie Lara Officer title update: Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Robert Marrocco added as Officer: Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Oliver Sung added as Officer: Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Hatice Unal added as Officer: Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Clinton Wolf Officer title update: Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Troy Yeazel added as Officer: Cboe Futures Exchange, LLC, Cboe Bats, LLC
- Alexandra Albright added as Officer: Cboe Bats, LLC, Cboe Clear Digital, LLC
- Chris Bialka added as Officer: Cboe Bats, LLC
- Kristin Boyd added as Officer:N Cboe Bats, LLC
- Carmen Brannan name update: Cboe Bats, LLC
- David Brent added as Officer: Cboe Bats, LLC, Cboe Livevol, LLC
- William Ciabattoni added as Officer: Cboe Bats, LLC
- Kyle Edwards added as Officer: Cboe Bats, LLC
- Thomas Frey added as Officer: Cboe Bats, LLC
- James Giarratano added as Officer: Cboe Bats, LLC
- Ian Grieves added as Officer: Cboe Bats, LLC
- Matthew Iwamaye added as Officer: Cboe Bats, LLC

- Ajay Jain added as Officer: Cboe Bats, LLC
- Brett Johnson added as Officer: Cboe Bats, LLC
- Adam Kelly added as Officer: Cboe Bats, LLC
- Vivek Kumar removed as Officer: Cboe Bats, LLC
- Scott Manziano added as Officer: Cboe Bats, LLC
- Anthony Montesano Officer title update: Cboe Bats, LLC
- Thad Prososki added as Officer: Cboe Bats, LLC
- Eileen Smith Officer title update: Cboe Bats, LLC
- Caitlin Tucker added as Officer: Cboe Bats, LLC
- Ryaln Uherek added as Officer: Cboe Bats, LLC
- Daniel Watkins Officer title update: Cboe Bats, LLC
- Jenny Trahant added as Director: CBOE Europe B.V.
- Ruben Hilhort removed as Officer: CBOE Europe B.V.
- Jenny Trahant removes as Officer: CBOE Europe B.V.
- Cboe Global Markets, Inc. removed as Officer: Cboe Off-Exchange Services, LLC
- Catherine Clay removed as Director: Cboe Global Indices, LLC
- Tim Lipscomb added as Director: Cboe Global Indices, LLC
- Jennifer Golding Officer title update: Cboe Global Indices, LLC
- Henry Schwartz was added as Officer: Cboe Global Indices, LLC
- Iouri Saroukhanoy added as Director: Cboe Europe Indices B.V.
- Lauren Young added as Director: Cboe Europe Indices B.V.
- Natan Tiefenrun removed as Director: Cboe Europe Indices B.V.
- Terry Mack added as Director: Cboe Canada Holdings, ULC
- Terry Mack added as Officer: Cboe Canada Holdings, ULC, Neo Connect Inc.
- Peter Bezemer removed as Director: Cboe Clear Europe N.V.
- Leonardus Hubertus Hoogduin added as Director: Cboe Clear Europe N.V.
- Vikesh Patel removed as Officer: Cboe Clear Europe N.V., Cboe Clear Digital, LLC
- Cboe Worldwide Holdings Limited removed as Officer: Cboe Clear Europe N.V.
- T.R. Lazo added as Officer: BIDS Global Services, LLC
- Jordan Trust Company and BIDS Global Services LLC removed as Officer: BIDS Trading Limited
- David Howson added as Officer: Cboe Data and Access Solutions China, LLC
- Catherine Clay removed as Officer: Cboe Data and Access Solutions China, LLC
- Michael Margolis Officer title update: Cboe Fixed Income Markets, LLC
- David Howson removed as Director: Cboe Asia Pacific Holdings Limited, Cboe Technology, Hong Kong Limited, Cboe Australia Pty. Ltd., Cboe Australia Services Pty. Ltd., Middlebury holdings Pty Ltd, Cboe Japan Limited
- Christopher Isaacson removed as Director: Cboe Asia Pacific Holdings Limited, Cboe Technology Hong Kong Limited, Cboe Australia Pty. Ltd., Middlebury holdings Pty Ltd, Cboe Japan Limited, Cboe Digital Intermediate Holdings, LLC
- David Howson removed as Officer: Cboe Asia Pacific Holdings Limited,
- Catherine Ann Armour added as Director: Cboe Australia Pty. Ltd., Cboe Australia Services Pty. Ltd., Middlebury holdings Pty Ltd

- David Morgan removed as Director: Cboe Australia Pty. Ltd., Middlebury holdings Pty Ltd
- David Trude removed as Director: Cboe Australia Pty. Ltd., Cboe Australia Services Pty. Ltd., Middlebury holdings Pty Ltd
- Emma Quinn added as Director: Cboe Australia Pty. Ltd., Cboe Australia Services Pty. Ltd., Middlebury holdings Pty Ltd
- Emma Quinn added as Officer: Cboe Australia Pty. Ltd., Cboe Australia Services Pty. Ltd.,
- Joacim Wiklander added as Director: Cboe Australia Pty. Ltd., Middlebury holdings Pty Ltd, Neo Connect Inc.
- Troy Yeazel added as Director: Cboe Australia Pty. Ltd., Middlebury holdings Pty Ltd, Cboe Trading, Inc.
- Asika Wickramasinghe added as Officer: Cboe Australia Pty. Ltd., Cboe Australia Services Pty. Ltd., Middlebury holdings Pty Ltd
- Vic Jokovie removed as Director: Cboe Australia Services Pty. Ltd.
- Amy Nashida removed as Director: Cboe Japan Limited
- Thierry Porte removed as Director: Cboe Japan Limited
- Oliver Sung added as Director: Cboe Japan Limited
- Todd Furney added as Director: Cboe Technology Philippines Inc.
- Mitch Gonzales added as Director: Cboe Technology Philippines Inc.
- Ryan Uherek added as Director: Cboe Technology Philippines Inc.
- Troy Yeazel removed as Director: Cboe Technology Philippines Inc.
- Timothy Lipscomb removed as Director: Cboe Technology Philippines Inc.
- Maria Aldeguer removed as Director: Cboe Technology Philippines Inc.
- Cristobal Conde removed as Director: Cboe Digital Intermediate Holdings, LLC
- Ananda Radhakrishnan removed as Director: Cboe Digital Intermediate Holdings, LLC
- Margaret Wiermanski removed as Director: Cboe Digital Intermediate Holdings, LLC, Cboe Clear Digital, LLC
- Steven Winter removed as Director: Cboe Digital Intermediate Holdings, LLC, Cboe Clear Digital, LLC
- JJ Kinahan added as Director: Cboe Clear Digital, LLC
- Miguel Rivera added as Director: Cboe Clear Digital, LLC
- Christopher Zuehlke added as Director: Cboe Clear Digital, LLC
- Nataliya Manina removed as Officer: Cboe Clear Digital, LLC, Cboe Clear Digital Holdings, LLC
- Vidhu Singh removed as Officer: Cboe Clear Digital, LLC, Cboe Clear Digital Holdings, LLC
- Cboe Clear Digital Holdings, LLC removed as Officer: Cboe Clear Digital, LLC
- Josh Iverson added as Officer: Cboe Clear Digital, LLC
- Jessica Darmoni removed as Officer: Cboe Clear Digital Holdings, LLC
- Joshua Iverson Officer title update: Cboe Clear Digital Holdings, LLC
- Benjamin Lawson removed as Officer: Cboe Clear Digital Holdings, LLC
- Suresh Movva removed as Officer: Cboe Clear Digital Holdings, LLC
- Nick Perak removed as Officer: Cboe Clear Digital Holdings, LLC
- Cboe Digital Holdings, LLC removed as Officer: Cboe Digital Intermediate Holdings, LLC, Cboe Clear Digital Holdings, LLC

- Joseph Schmitt removed as Officer: Neo Connect Inc.
- Joacim Wiklander Officer title update: Neo Connect Inc.
- Dmitri Smidovich added as Officer: Neo Connect Inc.
- Cboe Canada Inc., Cboe Digital Exchange, LLC, and Digital Asset Benchmark Administration LLC added to Exhibit
- Cboe Switzerland GmbH, MATCHNow, GP ULC, Neo Exchange, Inc., Aequitas Innovations Inc., Aequitas EVO Connect Inc., Cboe FX Europe Limited, Hanweck Associates, LLC, TriAct Canada Marketplace LP, Chi-X Holdings Limited all moved to the bottom of the Exhbit as those entities cease to exist

Summary of changes made to Exhibit J:

- Casie Harris added as an Officer
- Alexandra Szakats added as an Officer
- Natan Tiefenbrun added as an Officer
- Joacim Wiklander added as an Officer
- Brent Coonrod removed as an Officer
- Vaishali Javeri removed as an Officer
- All current Officers “Commencement of Term Dates” updated accordingly
- All current Directors “Last Appointment Dates” updated accordingly
- David Howson added to Executive Committee

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/17/24**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

24003469

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Corinne Klott (Name) Assistant General Counsel (Title) Cboe BZX Exchange, Inc. (312) 786-779 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/17/24 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Corinne Klott [signature executed at 4:00pm on 10/17/24] (Signature) Corinne Klott, Assistant General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Form of organization (e.g., association, corporation, partnership, etc.).**

4. **Name of state and statute citation under which organized. Date of incorporation in present form.**

5. **Brief description of nature and extent of affiliation.**

6. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

7. **A copy of the constitution.**

8. **A copy of the articles of incorporation or association including all amendments.**

9. **A copy of existing by-laws or corresponding rules or instruments.**

10. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

11. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Cboe Services Company

1. *Name*: Cboe Services Company
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Cboe Services Company. Cboe Services Company is the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Services Company is an intermediate holding company. Cboe Services Company is the intermediate holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No change.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Fredric Tomczyk

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (CEO)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Senior Vice President, Deputy Chief Regulatory Officer)
   - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
   - Jill Griebenow (Executive Vice President, Chief Financial Officer and Treasurer)
   - Casie Harris (Vice President, Controller)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Senior Vice President, Tax)
   - Kyle Murray (Vice President, Associate General Counsel)
   - Hemang Patel (Vice President, Project Management)

- J. Patrick Sexton (Secretary)
- Steven Sinclair (Vice President, Software Engineering)
- Allen Wilkinson (Senior Vice President and Chief Accounting Officer)
- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (Vice President, Internal Audit)
- Jeanene Isaac (Vice President, Global Total Rewards)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. **Direct Edge LLC**

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Chris Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Frederic Tomczyk (CEO)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Carmen (Lita) Brannan (VP, Government Relations)

- Kevin Carrai (SVP, Global Head of Market Data and Access Services)
- Brittany Carter (VP, Corporate Strategy)
- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- William Ciabattoni (VP, Product Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities)
- Todd Furney (SVP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Rob Hocking (SVP, Head of Product Innovation)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Robert Marrocco (VP, Global Head of ETP Listings)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP, Associate General Counsel)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)

- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (VP, Interim Head of North American Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Frederic Tomczyk (CEO)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Carmen (Lita) Brannan (VP, Government Relations)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)

- Brittany Carter (VP, Corporate Strategy)
- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- William Ciabattoni (VP, Product Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities)
- Todd Furney (SVP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Rob Hocking (SVP, Head of Product Innovation)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Robert Marrocco (VP, Global Head of ETP Listings)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP, Associate General Counsel)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Nicholas Still (VP, Date Protection Officer)

- Oliver Sung (VP, Interim Head of North American Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

<u>Standing Committees</u>

<u>Executive Committee</u>
- <u>David Howson</u>
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Frederic Tomczyk (CEO)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Carmen (Lita) Brannan (VP, Government Relations)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)

- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- William Ciabattoni (VP, Product Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities)
- Todd Furney (SVP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Rob Hocking (SVP, Head of Product Innovation)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Robert Marrocco (VP, Global Head of ETP Listings)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP, Associate General Counsel)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (VP, Interim Head of North American Equities)

- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Frederic Tomczyk (CEO)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Carmen (Lita) Brannan (VP, Government Relations)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (Vice President, Operations)

- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- William Ciabattoni (VP, Product Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities)
- Todd Furney (SVP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Rob Hocking (SVP, Head of Product Innovation)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Robert Marrocco (VP, Global Head of ETP Listings)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP, Associate General Counsel)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (VP, Interim Head of North American Equities)
- Alexandra Szakats (Vice President, Cboe Options Institute)

- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. <u>Cboe C2 Exchange, Inc.</u>

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Bruce Andrews
   - Gilbert Bassett
   - David Howson (Chair)
   - Kevin Murphy
   - Ananda Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   <u>Current Officers</u>
   - David Howson (EVP, Global President, President)
   - Frederic Tomczyk (CEO)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Andrew Bevers (VP, Head of Derivatives Account Coverage)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Carmen (Lita) Brannan (VP, Government Relations)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)

- Cole Chmielewski (Vice President, Operations)
- Bo Chung (SVP, Global Head of Sales & Index Licensing)
- William Ciabattoni (VP, Product Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Officer)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (EVP, Chief Human Resource Officer)
- Jennifer Fuentes (VP, Compliance – North American Securities)
- Todd Furney (SVP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, CFO, Treasurer)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Rob Hocking (SVP, Head of Product Innovation)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (EVP, COO)
- Matt Iwamaye (VP, Associate General Counsel, Equities)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Robert Marrocco (VP, Global Head of ETP Listings)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP, Associate General Counsel)
- Jordan Newmark (VP, Associate General Counsel)
- Dennis O'Callahan (VP, Cboe Labs)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (EVP, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Nicholas Still (VP, Date Protection Officer)
- Oliver Sung (VP, Interim Head of North American Equities)

- Alexandra Szakats (Vice President, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Joacim Wiklander (President & CEO of Cboe Canada | Head of Global Listings
- Omarr Woodhouse (VP, Operations Support Center)
- Troy Yeazel (SVP, Global Operations)

Standing Committees

Executive Committee
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. <u>Cboe Trading, Inc.</u>

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Cboe Services Company, which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson
   - Troy Yeazel

   <u>Current Officers</u>
   - Cole Chmielewski (President)
   - Sydney Goodman (Treasurer/FINOP)
   - J. Patrick Sexton (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Cboe Services Company (Managing Member)

   <u>Current Officers</u>
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. <u>Cboe FX Markets, LLC</u>

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (SVP, Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (EVP, CFO & Treasurer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (SVP, Head of FX and UST)
   - Allen Wilkinson (SVP and Chief Accounting Officer)
   - Vivian Yiu (SVP, Cboe FX and U.S. Treasuries)
   - Eimly Eimer (Vice President, FX Liquidity Management)
   - Michael Margolis (Vice President, Associate General Counsel)
   - Casie Harris (VP, Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - David Howson (President)
   - Barry Calder (Head of Liquidity & Client Services)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

N. Cboe Singapore Pte. Ltd.

1. *Name*: Cboe Singapore Pte. Ltd.
   Address: 18 Robinson Road #18-02, Singapore (048547)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe Singapore Pte. Ltd. is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Singapore Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih (Singapore Nominee)
   - Ade Cordell

   Current Officers
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UEN: 201504858N

THE COMPANIES ACT 1967

PRIVATE COMPANY LIMITED BY SHARES

CONSTITUTION

OF

CBOE SINGAPORE PTE. LTD.
(formerly known as Bats Hotspot Asia Pte. Ltd.)
(formerly known as Cboe FX Asia Pte. Limited)

(Incorporating all amendments up to 16 May 2023)

Incorporated on the 23rd day of February 2015

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

ACRA
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY

Certificate Confirming Incorporation of Company

THIS CERTIFICATE IS PRESENTED TO

CBOE SINGAPORE PTE. LTD.

(name change effective from 16 May 2023)

OF UEN

201504858N

The company was incorporated under the Companies Act 1967, on and from **23 Feb 2015**, and is a **PRIVATE COMPANY LIMITED BY SHARES**.

THE COMPANY WAS FORMERLY KNOWN AS:

Previous Name(s)	Effective From
CBOE FX ASIA PTE. LIMITED	31 Oct 2017
BATS HOTSPOT ASIA PTE. LTD.	23 Feb 2015

Only the 5 most recent former names are listed. Any change in name effected before 13 Jan 2003 will not be listed.

REGISTRAR OF COMPANIES & BUSINESS NAMES ACRA

TAN YONG TAT
ASST REGISTRAR OF COMPANIES & BUSINESS NAMES
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY SINGAPORE

RECEIPT NO. : ACRA230517116559
DATE : 17 MAY 2023

Verify Document Instantly

Check if this document is issued by ACRA.

https://www.acratrustbar.gov.sg/verify/VhmFFNKzXR

NOTICE OF RESOLUTION

NAME OF COMPANY: **CBOE FX ASIA PTE. LIMITED**

REGISTRATION NO: **201504858N**

EXTRACT OF SPECIAL RESOLUTION PASSED ON 11 MAY 2023 BY THE SOLE MEMBER'S RESOLUTION IN WRITING PURSUANT TO SECTION 184G(1) OF THE COMPANIES ACT 1967, as set out below:

"**SPECIAL RESOLUTION**

CHANGE OF NAME

RESOLVED that, subject to the approval of the Accounting and Corporate Regulatory Authority, the name of the Company be changed to "CBOE SINGAPORE PTE. LTD.", and that the name "CBOE SINGAPORE PTE. LTD." be substituted for "CBOE FX ASIA PTE. LIMITED." wherever the latter name appears in the Company's Constitution."

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley
   - Angelo Evangelou
   - Ted Hood (INED)
   - Catherine Langlais (INED)
   - David Michael Lawton (INED)
   - Kristian West (NED)
   - Catherine Clay
   - Natan Tiefenbrun

   Current Officers
   - Natan Tiefenbrun (President, Cboe Europe)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Cinthia Danove (Chief Financial Officer, Cboe Europe)
   - Daniel Watkins (Chief Operating Officer, Cboe Europe)
   - Jerry Avenell (Vice President, Sales)

- Alex Dalley (Vice President, Sales)
- Nick Dutton (Chief Regulatory Officer)
- Angelo Evangelou (Chief Policy Officer)
- Karl Spielmann (Secretary)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Ted Hood (Chair)
- Catherine Langlais
- Richard Balarkas
- David Lawton

<u>Remuneration Committee</u>
- David Lawton (Chair)
- Ted Hood
- Kristian West

<u>Nomination Committee</u>
- David Lawton (Chair)
- Ted Hood
- Catherine Langlais
- Richard Balarkas

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Nick Dutton (Chief Regulatory Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Bruce Andrews
   - Gilbert Bassett
   - Kevin Murphy
   - Anada Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - David Howson (EVP, Global President, President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Gary Compton (Vice President, Communications)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Public Policy)
   - Stacie Fleming (SVP, Communications)

- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Todd Furney (SVP, and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, Chief Financial Officer and Treasurer)
- Gregory Hoogasian (Executive Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Tim Lipscomb (Senior Vice President, Chief Technology Officer)
- Stephani Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (SVP, Tax)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Jon Weinberg (SVP, Head of FX and U.S. Treasuries)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Vivian Yiu (SVP, Chief Operating Officer Cboe FX and U.S. Treasuries)
- Nicholas Still (Vice President, Data Protection Officer)
- Jordan Newmark (Vice President, Associate General Counsel)
- Kathleen Mikulak (Vice President, Regulation)
- Sarah McDowell (Vice President, Chief Enforcement Officer)
- Michael Margolis (Vice President, Associate General Counsel, Chief Litigation Officer)
- Benjamin Leit (Vice President, Global Head of Sales – FX and US Treasuries)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- Emily Eimer (Vice President, FX Liquidity Management)
- Catherine Clay (EVP, Global Head of Derivatives)
- Denise Bent (Vice President, Regulation)
- Casie Harris (Controller)
- Jennifer Lamie (Vice President, Chief Regulatory Advisor)

<u>Standing Committees</u>

<u>Executive Committee</u>
- David Howson
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Ananda Radhakrishnan (Chair)
- Gilbert Bassett, Jr.
- David Roscoe

<u>Participation Committee</u>

- Ananda Radhakrishnan (Chair)
- Gilbert Bassett, Jr.
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson
   - Natan Tiefenbrun

   <u>Current Officers</u>
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Erin Mansfield
   - Cecilia Mao
   - Alexander Matturi, Jr.
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Fredric Tomczyk

   Current Officers
   - Fredric Tomczyk (Chief Executive Officer)
   - David Howson (EVP, Global President)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
   - Stephanie Foley (EVP, Chief Human Resources Officer)
   - Jill Griebenow (EVP & Chief Financial Officer)

- Chris Isaacson (EVP and COO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Allen Wilkenson (SVP, Chief Accounting Officer)
- Kenneth Hill (VP, Investor Relations and Treasurer)

<u>Compensation Committee</u>
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

<u>Audit Committee</u>
- Jennifer McPeek
- James Parisi
- Alexander Matturri

<u>Nominating and Governance Committee</u>
- Jill Goodman
- Roderick Palmore
- Ivan Fong

<u>Finance and Strategy Committee</u>
- Jill Goodman
- Roderick Palmore
- Cecilia Mao

<u>Risk Committee</u>
- Edward Fitzpatrick
- Janet Froetscher
- Ivan Fong
- Erin Mansfield
- Cecilia Mao

<u>ATS Oversight Committee</u>
- Jennifer McPeek
- Erin Mansfield
- Alexander Matturri

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Gilbert Bassett, Jr.
   - Andrews Bruce
   - David Howson
   - Kevin Murphy
   - Ananda K. Radhakrishnan
   - Miguel A. Rivera
   - David Roscoe
   - Hillary Sale
   - Scot Wagner

   Current Officers
   - David Howson (EVP, Global President, Presient))
   - Fredric Tomczyk (CEO)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Denise Bent (VP, Regulation)
   - Kristin Boyd (SVP, Global Head of Derivative Sales and Distribution)
   - Kevin Carrai (SVP, Global Hed of Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)

- Catherine Clay (EVP, Global Head of Derivatives and Senior Managing Director)
- Gary Compton (VP, Communications)
- Jeff Connell (SVP, Deputy Chief Regulatory Officer)
- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Public Policy)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Laura Furson (VP, Head of Futures and CFE Managing Director)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (EVP, Chief Financial Officer, Chief Accounting Officer, and Treasurer)
- Casie Harris (VP, Controller)
- Rob Hocking (SVP, Head of Product Innovation)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of Data and Access Solutions)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Stephanie Lara (SVP & Deputy Chief Reg Officer)
- Robert Marrocco (VP, Global ETP Listings)
- Sarah McDowell (VP, Chief Enforcement Counsel)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (SVP, Tax)
- Jordan Newmark (VP, Associate General Counsel)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel and Chief Legal Officer)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Nicholas Still (VP, Data Protection Officer)
- Oliver Sung (VP, Head of North American Execution Consulting)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Troy Yeazel (Senior Vice President, Global Operations)

<u>Standing Committees</u>

<u>Executive Committee</u>

- David Howson
- Bruce Andrews
- Ananda Radhakrishnan

- Scott Wagner

Regulatory Oversight Committee

- Ananda Radhakrishnan (Chair)
- Gilbert Bassett, Jr.
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Jill Griebenow

   <u>Current Officers</u>
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. <u>Cboe, LLC</u>

1. *Name*: Cboe, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - David Howson (President)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Fredric Tomczyk

   Current Officers
   - David Howson (EVP, Global President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Compliance Officer)
   - Chris Bialka (VP, Head of Cboe Global Indices)
   - Kristin Boyd (SVP, Global Head of Derivatives Sales and Distribution)
   - Carmen Brannan (VP, Government Relations)
   - David Brent (VP of Data Sales and RMA)
   - Kevin Carrai (SVP, Global Head of Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (VP, Operations)
   - Bo Chung (SVP, Global Sales and Index Licensing)
   - William Ciabattoni (VP, Product Management)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (SVP, Deputy Chief Regulatory Officer)
   - Laura Dickman (VP, Associate General Counsel)
   - Kyle Edwards (VP, Market Policy)

- Emily Eimer (VP, FX Liquidity Management)
- James Enstrom (SVP, Chief Audit Executive)
- Angelo Evangelou (SVP, Market Policy and Government Affairs)
- Stacie Fleming (SVP, Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Thomas Frey (SVP, DnA Software Engineering)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- James Giarratano (VP, Head of Sales)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (EVP, Chief Financial Officer and Treasurer)
- Ian Grieves (VP, Market Structure – CFE)
- Casie Harris (VP, Controller)
- John Hiatt (VP, Cboe Labs)
- Kenneth Hill (VP, Investor Relations)
- Rob Hocking (SVP, Head of Product Innovation)
- Michael Hollingsworth Global Head of Data and Analytics)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Jeanene Isaac (VP, Global Total Rewards)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Matthew Iwamaye (VP, Associate General Counsel)
- Ajay Jain (VP, Regulatory Technology)
- Brett Johnson (Cboe Labs – VP, Product Solutions)
- Adam Kelly (VP, Strategic Initiatives)
- Adam Kreis (VP, Associate General Counsel)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Marc Magrini (VP, Administration)
- Scott Manziano (VP, Sales Operations)
- Stephanie Lara (SVP, Deputy Chief Regulatory Officer)
- Robert Marrocco (VP, Global Head of ETP Listings)
- Kathleen Mikulak (VP, Regulation)
- Emily Mitchell (Senior Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Thad Prososki (VP, Human Resources)
- Arthur Reinstein (SVP, Deputy General Counsel)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (SVP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Nicholas Still (VP, Data Protection Officer)

- Oliver Sung (VP, Head of North American Execution Consulting)
- Ally Szakats (VP, Cboe Options Institute)
- Natan Tiefenbrun (Senior Vice President, President North American and European Equities)
- Caitlin Tucker (VP, Communications)
- Rylan Uherek (VP, Operations and Technology)
- Hatice Unal (SVP, Infrastructure)
- Daniel Watkins (SVP, Chief Operating Officer – Europe)
- Jonathan Weinberg (Senior Vice President, Head of FX and UST)
- Allen Wilkinson (SVP, Chief Accounting Officer)
- Clinton Wolf (VP, Operations)
- Troy Yeazel (SVP, Global Operations)
- Vivian Yiu (SVP, COO – Cboe FX and U.S. Treasuries)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Clay

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - David Brent (Vice President, Data Sales and RMA)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Michael Hollingsworth (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Natan Tiefenbrun
   - David Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Fredric Tomczyk

   Current Officers
   - David Howson (President)
   - Fredric Tomczyk (Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)
   - Adam Inzirillo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Fredric Tomczyk (Chief Executive Officer)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP)
   - Casie Harris (Controller)
   - Adam Inzirillo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Current Officers
   - David Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alex Dalley
   - Michael Perez
   - Ruben Hilhorst
   - Natan Tiefenbrun
   - Jenny Trahant

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chis Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)
   - Casie Harris (Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Adam Inzirillo
   - Tim Lipscomb

   Current Officers
   - David Howson (President)
   - Fredic Tomczyk (Chief Executive Offier)
   - Adam Inzirillo (Executive Vice President)
   - Alexandra Albright (Chief Compliance Officer)
   - Chris Bialka (Vice President and Global Head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)

- Emily Mitchell (Vice President)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (Vice President)
- Casie Harris (Controller)
- Henry Schwartz (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Green
   - Ruben Hilhorst
   - Iouri Saroukhanov
   - Lauren Young

   Current Officer
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Terry Mack

   Current Officer
   - David Howson (President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Tery Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Clear Europe N.V.

1. *Name*: Cboe Clear Europe N.V.
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Europe N.V. was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The Cboe Clear Europe N.V. formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Edward Hughes
   - Tim Lipscomb
   - Vikesh Patel
   - Arnoud Siegmann
   - Natan Tiefenbrun
   - Leonardus Hubertus Hoogduin (Independent)

   Current Officer

   Standing Committee
   - Stephanie Renner (Chair)
   - Natan Tiefenbrun

   EMIR Risk Committee
   - Leonardus Hubertus Hoogduin (Chair)
   - Clearing Participant Representatives
   - Trading Participant Representatives

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Natan Tiefenbrun

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. BIDS Holdings L.P.

1. *Name*: BIDS Holdings L.P.
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings L.P. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. BIDS Trading, L.P.

1. *Name*: BIDS Trading, L.P.
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, L.P. is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers
- Stephen Berte (President)
- Allen Wilkinson (Vice President)
- Casie Harris (Controller)
- Sydney Goodman (Assistant Controller)
- T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte

   Current Officers
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Simon Monson
   - Nicole Masse

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - David Howson (President)
   - Kevin Carrai (Vice President)
   - Jill Griebenow (Treasurer)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Casie Harris (Controller)
   - Adam Inzirillo (Vice President)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Jill Griebenow (Treasurer)
   - Michael Margolis (Vice President)
   - J. Patrick Sexton (Secretary)
   - Jonathan Weinberg (President)
   - Allen Wilkinson (Vice President)
   - Vivian Yiu (Vice President)
   - Casie Harris (Controller)
   - Cboe Services Company (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. Cboe Asia Pacific Holdings Limited

1. *Name*: Cboe Asia Pacific Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. Cboe Technology Hong Kong Limited

1. *Name*: Cboe Technology Hong Kong Limited
Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited is wholly-owned by Cboe Asia Pacific Holdings Limited.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ade Cordell

Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. Cboe Australia Pty. Ltd.

1. *Name*: Cboe Australia Pty. Ltd.
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Pty. Ltd. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Ann Armour (Independent)
   - Ade Cordell
   - Vic Jokovic
   - Emma Quinn
   - Joacim Wiklander
   - Troy Yeazel

   Current Officers
   - Emma Quinn (Chief Executive Officer)
   - Asika Wickramasinghe (Interim Secretary)

   Standing Committees

   Audit Committee
   - Vic Jokovic (Chair)
   - Stephanie Renner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. Cboe Australia Services Pty. Ltd.

1. *Name*: Cboe Australia Services Pty. Ltd.
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on February 10, 2002.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty. Ltd. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Ann Armour (Independent)
   - Ade Cordell
   - Emma Quinn

   Current Officers
   - Emma Quinn (President)
   - Asika Wickramasinghe (Interim Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Armour (Independent)
   - Ade Cordell
   - Vic Jokovic
   - Emma Quinn
   - Joacim Wicklander
   - Troy Yeazel

   Current Officers
   - Asika Wickramasinghe (Interim Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Toru Irokawa
   - Tim Lipscomb
   - Oliver Sung

   Current Officers

   Standing Committees

   Risk Management Committee
   - Stanley Cheng
   - Kaoru Hisaeda
   - Toru Irokawa
   - Mikito Koyama
   - Kazunori Suganuma
   - Ichiro Takasaki
   - Chitose Yajima

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. Cboe Technology Philippines Inc.

1. *Name*: Cboe Technology Philippines Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Todd Furney
   - Mitch Gonzales
   - Ryan Uherek

   Current Officers
   - Elaine Reyes-Rodolfo (Company Secretary)
   - Francis Nacpil (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. Cboe Digital Holdings, Inc.

1. *Name*: Cboe Digital Holdings, Inc.
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc. is wholly-owned by Cboe Services Company which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - David Howson

   Current Officers
   - David Howson (President)
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. Cboe Digital Intermediate Holdings, LLC

1. *Name*: Cboe Digital Intermediate Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Chris Isaacson (Vice President)
   - Bryan Stuart (Senior Director, Finance)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. Cboe Clear Digital, LLC

1. *Name*: Cboe Clear Digital, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - JJ Kinahan
   - Miguel Rivera
   - Christopher Zuehlke

   Current Officers
   - Alexandra Albright (Chief Compliance Officer)
   - Chris Isaacson (Vice President)
   - Benjamin Lawson (Chief Information Security Officer)
   - Joseph McGlawn (Senior Director, Head of Clearing)
   - Bryan Stuart (Chief Financial Officer)
   - Josh Iverson (Interim Chief Risk Officer)
   - Vikesh Patel (Senior Vice President, Clearing)

   Standing Committees

   Risk Management Committee
   - Ananda Radhakrishnan (Chair)

- Brooks Dudley
- Brian Kelly
- Martin Malloy
- Jake Moore
- Michael Tauckus

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. Cboe Clear Digital Holdings, LLC

1. *Name*: Cboe Clear Digital Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officer
   - John Denza (Chief Commercial Officer)
   - Ian Grieves (Head of Product Development)
   - Joshua Iverson (Interim Chief Risk Officer)
   - Joseph McGlawn (Head of Clearing Operations)
   - Bryan Stuart (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. Neo Connect Inc.

1. *Name*: Neo Connect Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Terry Mack
   - Joacim Wiklander

   Officers
   - Terry Mack (Chief Financial Officer)
   - Joacim Wiklander (CEO and President)
   - Dmitri Smidovich (Chief Legal Officer & Corporate Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. Cboe Ascent Holdings LLC

1. *Name*: Cboe Ascent Holdings LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Fredric Tomczyk

   Officers
   - David Howson (President)
   - Chris Isaacson (EVP and COO)
   - J. Patrick Sexton (Secretary)
   - Fredric Tomczyk (Chief Executive Officer)
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. <u>BIDS Australia Pty. Ltd.</u>

1. *Name*: BIDS Australia Pty. Ltd.
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on March 7, 2023.

4. *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a wholly-owned subsidiary of Global Services LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Stephen Berte
   - Murrough O'Brien

   <u>Officers</u>
   - Murrough O'Brien (Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Cboe Canada Inc.

1. *Name*: Cboe Canda Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, Ontario, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 185 of the Canada Business Corporation Act on January 1, 2024.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Inc. is a wholly-owned subsidiary of Cboe Canada Holdings, ULC, which is a wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* Formed resulting from an amalgamation of MatchNow Limited, Neo Exchange, Inc., Aequitas EVO Connect, and Aequitas Innovations, Inc.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: See attached

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Lori-Ann Beausoleil (Independent)
   - Terrie-Lynne Devonish (Independent)
   - David Howson
   - Adam Inzirillo
   - Frances Kordyback (Independent)
   - David Lang (Independent
   - Natan Tiefenbrun
   - Joacim Wiklander

   Officers
   - Joacim Wiklander (President and CEO)
   - Bryan Blake (Head of Trading)
   - Terry Mack (CFO)
   - Vince Poil (COO)
   - Dmitri Smidovich (Chief Legal Officer and Corporate Secretary)

   Standing Committees

Nominating and Governance Committee
- Terrie-Lynne Devonish (Chair)
- David Howson
- David Lang

Regulatory Oversight Committee
- David Lang (Chair)
- Terrie-Lynne Devonish
- Frances Kordyback

Finance and Audit Committee
- Lori-Ann Beausoleil (Chair)
- Adam Inzirillo
- Frances Kordyback

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

Cboe Canada Inc.

Corporate name / Dénomination sociale

1564067-9

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Hantz Prosper

Director / Directeur

2024-01-01

Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

Cboe Canada Inc.

2 – The province or territory in Canada where the registered office is situated (do not indicate the full address)

Ontario

3 – The classes and any maximum number of shares that the corporation is authorized to issue

See attached Schedule 1

4 – Restrictions, if any, on share transfers

See attached Schedule 2

5 – Minimum and Maximum number of directors (for a fixed number of directors, indicate the same number in both boxes)

Minimum number 1 **Maximum number** 10

6 – Restrictions, if any, on the business the corporation may carry on

None

7 – Other provisions, if any

See attached Schedule 3

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

●	183 - Long form : approved by special resolution of shareholders	○	184(1) - Vertical short-form : approved by resolution of directors	○	184(2) - Horizontal short-form : approved by resolution of directors

9 – Declaration

I hereby certify that I am a director or an authorized officer of the following corporation:

Name of the amalgamating corporations	Corporation number	Signature
MATCHNOW LIMITED	1563497-1	DocuSigned by: Bryan Blake 6364CB314CDD4A7... BRYAN BLAKE
NEO EXCHANGE INC.	875923-5	DAVID HOWSON
AEQUITAS EVO CONNECT INC.	875925-1	DAVID HOWSON
AEQUITAS INNOVATIONS INC.	842916-2	DAVID HOWSON

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

Canada

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

Cboe Canada Inc.

2 – The province or territory in Canada where the registered office is situated (do not indicate the full address)

Ontario

3 – The classes and any maximum number of shares that the corporation is authorized to issue

See attached Schedule 1

4 – Restrictions, if any, on share transfers

See attached Schedule 2

5 – Minimum and Maximum number of directors (for a fixed number of directors, indicate the same number in both boxes)

Minimum number 1 **Maximum number** 10

6 – Restrictions, if any, on the business the corporation may carry on

None

7 – Other provisions, if any

See attached Schedule 3

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

●	**183 - Long form :** approved by special resolution of shareholders	○	**184(1) - Vertical short-form :** approved by resolution of directors	○	**184(2) - Horizontal short-form :** approved by resolution of directors

9 – Declaration

I hereby certify that I am a director or an authorized officer of the following corporation:

Name of the amalgamating corporations	Corporation number	Signature
MATCHNOW LIMITED	1563497-1	DocuSigned by: BRYAN BLAKE Dave Howson
NEO EXCHANGE INC.	875923-5	87ED5D119B6F444... DAVID HOWSON DocuSigned by:
AEQUITAS EVO CONNECT INC.	875925-1	Dave Howson DAVID HOWSON DocuSigned by: 87ED5D119B6F444...
AEQUITAS INNOVATIONS INC.	842916-2	Dave Howson DAVID HOWSON 87ED5D119B6F444...

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

Canada

SCHEDULE 1
TO ARTICLES OF AMALGAMATION
OF
CBOE CANADA INC.

THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES
THAT THE CORPORATION IS AUTHORIZED TO ISSUE

The classes and number of shares that the Corporation is authorized to issue are as follows:

(a) an unlimited number of Common shares

SCHEDULE 2
TO ARTICLES OF AMALGAMATION
OF
CBOE CANADA INC.

RESTRICTIONS, IF ANY, ON SHARE TRANSFERS

No shares of the Corporation shall be transferred without the consent of either (a) a majority of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors, or (b) the holders of a majority of the outstanding shares of the Corporation entitling the holders thereof to vote in all circumstances (other than a separate class vote of the holders of another class of shares of the Corporation) expressed by a resolution passed at a meeting of such shareholders or by an instrument or instruments in writing signed by the holders of a majority of such shares.

SCHEDULE 3
TO ARTICLES OF AMALGAMATION
OF
CBOE CANADA INC.

OTHER PROVISIONS

No securities of the Corporation, other than non-convertible debt securities, shall be transferred without the consent of either (a) a majority of the directors of the Corporation expressed by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors, or (b) the holders of a majority of the outstanding shares of the Corporation entitling the holders thereof to vote in all circumstances (other than a separate class vote of the holders of another class of shares of the Corporation) expressed by a resolution passed at a meeting of such shareholders or by an instrument or instruments in writing signed by the holders of a majority of such shares.

The directors may, within the maximum number permitted by the articles, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Form 2
Initial Registered Office Address and First Board of Directors
Canada Business Corporations Act (CBCA) (s. 19 and 106)

Formulaire 2
Siège social initial et premier conseil d'administration
Loi canadienne sur les sociétés par actions (LCSA) (art. 19 et 106)

1 Corporate name
Dénomination sociale

Cboe Canada Inc.

2 Address of registered office
Adresse du siège social

65 Queen Street West
Suite 1900
Toronto ON M5H 2M5

3 Additional address
Autre adresse

4 Members of the board of directors
Membres du conseil d'administration

See attached schedule / Voir l'annexe ci-jointe

5 Declaration: I certify that I have relevant knowledge and that I am authorized to sign this form.
Déclaration : J'atteste que je possède une connaissance suffisante et que je suis autorisé(e) à signer le présent formulaire.

Original signed by / Original signé par
David Howson

David Howson
416-933-5950

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Schedule / Annexe

Members of the board of directors / Membres du conseil d’administration

		Resident Canadian Résident Canadien
Ian Telfer	65 Queen Street West, Suite 1900, Toronto ON M5H 2M5, Canada	Yes / Oui
Natan Elazar Tiefenbrun	65 Queen Street West, Suite 1900, Toronto ON M5H 2M5, Canada	No / Non
Perry N. Dellelce	65 Queen Street West, Suite 1900, Toronto ON M5H 2M5, Canada	Yes / Oui
Adam Inzirillo	65 Queen Street West, Suite 1900, Toronto ON M5H 2M5, Canada	No / Non
Joacim Wiklander	65 Queen Street West, Suite 1900, Toronto ON M5H 2M5, Canada	Yes / Oui
Greg Mills	65 Queen Street West, Suite 1900, Toronto ON M5H 2M5, Canada	Yes / Oui
Lori-Ann Beausoleil	65 Queen Street West, Suite 1900, Toronto ON M5H 2M5, Canada	Yes / Oui
David Howson	65 Queen Street West, Suite 1900, Toronto ON M5H 2M5, Canada	No / Non
Maureen Jensen	65 Queen Street West, Suite 1900, Toronto ON M5H 2M5, Canada	Yes / Oui

BY-LAW NO. 1

a by-law relating generally to the transaction of the business and affairs of

CBOE CANADA INC.

(the "**Corporation**")

1 – INTERPRETATION

1.1 Definitions

In this by-law and all other by-laws of the Corporation:

(a) "**Act**" means the *Canada Business Corporations Act* or any statute which may be substituted therefor, as amended from time to time;

(b) "**articles**" means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution or articles of revival of the Corporation and includes any amendments thereto;

(c) "**board**" means the board of directors of the Corporation;

(d) "**meeting of shareholders**" means an annual meeting of shareholders or a special meeting of shareholders;

(e) "**non-business day**" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada);

(f) "**officer**" means any individual appointed as an officer by the board, the chairperson of the board, the president, a vice-president, the secretary, the treasurer, the comptroller, the general counsel, the general manager, a managing director of a corporation, or any other individual who performs functions for a corporation similar to those normally performed by an individual occupying any of those offices;

(g) "**person**" includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(h) "**Regulation**" means the regulations under the Act, as amended from time to time;

(i) "**resident Canadian**" has the meaning ascribed to it in the Act;

(j) "**unanimous shareholders agreement**" means a written agreement among all the shareholders of the Corporation, or among all such shareholders and one or more persons who are not shareholders, or a written declaration by a person who is the beneficial owner of all the issued shares of the Corporation, that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of, the business and affairs of the Corporation, as from time to time amended;

(k) words importing the singular number also include the plural and vice versa; words importing gender include the feminine and masculine; and

(l) all words used in any by-law and defined in the Act have the meanings given to such words in the Act or in the related Parts thereof.

1.2 Unanimous Shareholders Agreement

Where any provision of this by-law conflicts with any provision of a unanimous shareholders agreement, the provision of such unanimous shareholders agreement shall govern to the extent permitted by the Act.

2 – GENERAL BUSINESS

2.1 Registered Office

Until changed in accordance with the Act, the registered office of the Corporation shall be in the province in Canada specified in the articles and at such place and address therein as the board may from time to time determine.

2.2 Seal

The Corporation may have a seal, which seal shall be adopted and may be changed by the board.

2.3 Financial Year

The financial year of the Corporation shall be as determined by the board.

2.4 Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any director or officer. In addition, the board may from time to time direct the manner in which and the person by whom any particular instrument or classes of instruments may or shall be signed.

2.5 Execution in Counterpart, by Facsimile, and by Electronic Signature

(1) Subject to the Act, any notice, resolution, requisition, statement or other document required or permitted to be executed by one or more persons may be signed by means of electronic signature (as defined in the Act) or the Corporation may accept a facsimile signature.

(2) Execution of several copies of any notice, resolution, requisition, statement or other document, each of which is executed whether manually or electronically, by one or more of such persons, when duly executed by all persons required or permitted, shall constitute one and the same such document for purposes of the Act.

(3) Subject to the Act, wherever a notice, resolution, requisition, statement or other document or other information is required to be created in writing, that requirement is satisfied by the creation of an electronic document with electronic signatures.

2.6 Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust company or other firm or body corporate as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers or other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.

3 - BORROWING

3.1 Borrowing

Without limit to the powers of the board as provided in the Act, the board may from time to time on behalf of the Corporation:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligations or otherwise; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.2 Delegation

Subject to the Act, the articles, any by-laws and any unanimous shareholders agreement, the board may from time to time delegate to a director, a committee of directors or an officer or such other person or persons so designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

4 – DIRECTORS

4.1 Duties of Directors

Subject to any unanimous shareholders agreement, the board shall manage, or supervise the management of, the business and affairs of the Corporation.

4.2 Qualifications of Directors

At least 25% of the directors of the Corporation must be resident Canadians. If there are less than four directors, at least one director must be a resident Canadian. No person may be a director if such person is less than 18 years of age, of unsound mind and has been so found by a court in Canada or elsewhere, is not an individual, or has the status of bankrupt. A director is not required to hold shares of the Corporation.

4.3 Election and Term

Directors shall be elected by the shareholders at the first meeting of shareholders after the effective date of this by-law and at each succeeding annual meeting at which an election of directors is required and shall hold office for a term expiring not later than the close of the first annual meeting of shareholders following the election. The election need not be by ballot unless a ballot is demanded by any shareholder or is required by the chairperson in accordance with section 8.21. If directors are not elected at an annual meeting of shareholders at which such election is required, the directors then in office shall continue in office until their successors are elected. The directors may, if the articles so provide, appoint one or more additional directors within the limits permitted in the Act, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.

4.4 Removal of Directors

Subject to the Act, the shareholders may, by ordinary resolution passed by a majority of the votes cast at a special meeting of shareholders duly called for that purpose, remove any director and may at that meeting elect a qualified person for the remainder of such term.

4.5 Ceasing to Hold Office

A director may resign from office by notice in writing delivered or sent to the Corporation and such resignation becomes effective at the time the notice is delivered or sent or on such later date as may be specified in such notice. A director shall forthwith cease to hold office as a director should such director be found by a court in Canada or elsewhere to be of unsound mind, acquire the status of bankrupt, or be removed from office by the shareholders of the Corporation. Any attempt to amend or terminate any unanimous shareholders agreement without the written consent of all persons who are then directors of the Corporation shall constitute the immediately effective resignation of all such directors who have not so consented.

4.6 Vacancies

A quorum of directors may fill a vacancy on the board unless the vacancy arose from:

(a) an increase in the number or the minimum or maximum number of directors specified in the articles; or

(b) a failure to elect the number or minimum number of directors provided for in the articles.

Whenever a vacancy occurs on the board which results in the board not having a quorum or there has been a failure to elect the number or minimum number of directors provided for in the articles, the remaining directors shall forthwith call a special meeting of shareholders to fill the vacancy. If the remaining directors fail to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.7 Action by the Board

Subject to any unanimous shareholders agreement and the Act, the board shall exercise its powers by or pursuant to a by-law or resolution passed at a meeting of directors at which a quorum is present and at which at least 25% of the directors present are resident Canadians or, if the

Corporation has less than four directors, at least one of the directors present is a resident Canadian. The board may transact business at a meeting of directors where the required number of resident Canadian directors is not present if: (i) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and (ii) the required number of resident Canadian directors would have been present had that director been present at the meeting. Where the Corporation has only one director, that director may constitute a meeting.

4.8 Quorum

Subject to any unanimous shareholders agreement, a majority of the number of directors fixed or elected by shareholders from time to time shall constitute a quorum for the transaction of business. Notwithstanding vacancies, a quorum of directors may exercise all of the powers of the board.

4.9 Action in Writing

A resolution in writing signed by all of the directors entitled to vote thereon at a meeting of directors or of a committee of directors is as valid as if it had been passed at a meeting of directors.

4.10 Meetings by Telephone, Electronic or Other Communication Facility

A director may, in accordance with the Regulations, if any, and if all of the directors of the Corporation consent, participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Any director who participates in a meeting at which one or more directors participates by such telephonic, electronic or other means and does not object to the participation of such director or directors by such telephonic, electronic or other means shall be deemed to have consented to such director or directors participating in the meeting by such telephonic, electronic or other means. A director who participates in a meeting by such means is deemed to be present at that meeting. Any such consent of the directors shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board held while a director holds office.

4.11 Place of Meetings

Meetings of the board may be held at the registered office of the Corporation or at any other place within or outside Canada.

4.12 Calling of Meetings

Meetings of the board shall be held from time to time at such place, on such day and at such time as the board, the chairperson of the board, the managing director, the president or any two directors may determine.

4.13 Notice of Meetings

Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held. Shorter notice may be provided if consented to by all directors, and any director who participates in any meeting called on shorter notice shall be deemed to have consented to such shorter notice unless such director’s presence at such meeting is for the sole purpose of objecting to such shorter notice period. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor or appoint additional directors;

(c) issue securities, including shares of a series, except as authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares of the Corporation;

(f) pay a commission for the sale of shares, except as authorized by the directors;

(g) approve a management proxy circular;

(h) approve a take-over bid or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

4.14 First Meeting of New Board

Provided a quorum of directors is present, each newly-elected board may, without notice, hold its first meeting following the meeting of shareholders at which such board is elected.

4.15 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.16 Votes to Govern

At all meetings of the board, any question shall be decided by a majority of the votes cast on the question and, in the case of an equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is required or demanded.

4.17 Chairperson and Secretary

The chairperson of the board or, in the chairperson's absence, the lead director or, in the lead director's absence, the president or, in the president's absence, a vice-president shall be chairperson of any meeting of the board. If none of these individuals are present, the directors present shall choose one of their number to be chairperson. The secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

4.18 Remuneration and Expenses

Subject to any unanimous shareholders agreement, the directors shall be paid such remuneration for their services as directors as the board may from time to time authorize.

4.19 Conflict of Interest

(1) A director or an officer of the Corporation shall disclose to the Corporation, either in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer:

(a) is a party to the contract or transaction;

(b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

(c) has a material interest in a party to the contract or transaction.

(2) A director shall make such disclosure at the meeting at which a proposed contract or transaction is first considered, or if the director was not interested in the contract at that time, at the first meeting after he or she becomes so interested, even if the contract or transaction has already been made. If a person who is interested in a contract or transaction later becomes a director, the disclosure must be made at the first meeting after he or she becomes a director.

(3) An officer who is not a director shall disclose his or her interest immediately after becoming aware that the contract, transaction, proposed contract or proposed transaction is to be or has been considered at a meeting or, if the officer becomes interested after a contract or transaction has already been made, immediately after he or she becomes interested. An individual who is interested in a contract and later becomes an officer must disclose his or her interest immediately after becoming an officer.

(4) If a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of the Corporation’s business, would not require approval by the board or shareholders, a director or officer shall disclose, in writing, to the Corporation or request to have it entered in the minutes of meetings of the board or of meetings of committees of directors, the nature and extent of his or her interest immediately after he or she becomes aware of the contract or transaction.

(5) A director or officer may satisfy his or her disclosure obligation by giving a general notice to the directors declaring that the director or officer is to be regarded as interested in a contract or transaction (entered or proposed) with a party because: (i) he or she is a director or officer of the party or one of the party’s affiliates or is acting in a similar capacity; (ii) he or she has a material interest in the party; or (iii) there has been a material change in the nature of the director’s or officer’s interest in the party.

(6) The shareholder may examine the portions of any minutes of meetings of directors or committees of directors that contain conflict of interest disclosures and any other documents that contain such disclosures during the usual business hours of the Corporation.

(7) A director required to make a disclosure under paragraph (1) shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

(a) relates primarily to his or her remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(b) is for indemnity or insurance; or

(c) is with an affiliate.

5 – COMMITTEES

5.1 Committees of Directors

The board may appoint a committee or committees of directors, however designated, and delegate to such committee or committees any of the powers of the board, except powers to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor or appoint additional directors;

(c) issue securities, including shares of a series, except as authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares of the Corporation;

(f) pay a commission for the sale of shares, except as authorized by the directors;

(g) approve a management proxy circular;

(h) approve a take-over bid or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

5.2 Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any committee of directors may be held at any place within or outside Canada.

5.3 Committee Meetings by Telephone, Electronic or Other Communication Facility

The provisions of section 4.10 shall apply to meetings of committees of directors.

5.4 Procedure

Unless otherwise determined by the board, each committee of directors shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure.

6 – OFFICERS

6.1 Appointment of Officers

Subject to any unanimous shareholders agreement, the board may from time to time appoint a chairperson of the board, one or more vice-chairpersons of the board, a managing director, a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer, and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage, or supervise the management of, the business and affairs of the Corporation other than any of the powers listed in section 5.1. Except for the chairperson of the board, a vice-chairperson of the board and a managing director, an officer may but need not be a director and any person may hold more than one office.

6.2 Conflict of Interest

An officer, as defined in this by-law, shall disclose his or her interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with section 4.19.

7 – PROTECTION OF DIRECTORS AND OFFICERS

7.1 Indemnity of Directors and Officers

(1) The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer or in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2) The Corporation shall advance moneys to such individual for the costs, charges and expenses of a proceeding referred to in section 7.1(1) provided such individual agrees in advance, in writing, to repay the moneys if the individual does not fulfill the conditions of section 7.1(3).

(3) The Corporation may not indemnify an individual under section 7.1(1) unless the individual:

(a) acted honestly and in good faith with a view to the best interest of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, as the case may be; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

(4) The Corporation shall also seek the approval of a court to indemnify an individual referred to in section 7.1(1), or advance moneys under section 7.1(2) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual's association with the Corporation or other entity as described in section 7.1(1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in section 7.1(3).

7.2 Insurance

The Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 7.1(1) against any liability incurred by the individual:

(a) in the individual's capacity as a director or officer of the Corporation; or

(b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation's request.

8 – MEETINGS OF SHAREHOLDERS

8.1 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held on such day and at such time in each year as the board, or the chairperson of the board, or the lead director of the board in the absence of the chairperson, or the president in the absence of the lead director of the board, may from time to time determine for the purpose of considering the financial statements and reports required by the act to be placed before the annual meeting, electing directors and appointing auditors and for the transaction of such other business as may properly be brought before the meeting provided, in the case of any annual meeting called other than by the board, the board shall approve the submission to the meeting of any question or matter requiring the approval of the shareholders. If there is only one shareholder no annual meeting need be held and the actions that would otherwise be taken at an annual meeting may be taken by written resolution in accordance with Section 8.3.

8.2 Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.3 Resolutions in Lieu of Meeting

A resolution in writing signed by all of the shareholders entitled to vote thereon at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

8.4 Place of Meetings

Meetings of shareholders shall be held at such place within Canada as the directors shall determine or at any place outside Canada that may be specified in the articles or agreed to by all of the shareholders entitled to vote at the meeting. A shareholder who attends a meeting held outside Canada is deemed to have agreed to it being held outside Canada unless the shareholder attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

8.5 Participation in Meeting by Electronic Means

(1) Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Regulations, if any, by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes such a communication facility available. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

(2) If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Regulations, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.6 Record Date for Notice

The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days or such other period as may be prescribed by the Regulations, for the determination of the shareholders entitled to notice of the meeting. Notice of any such record date must be given, not less than seven days, or such other period as may be prescribed by the Regulations, before such record date, by newspaper advertisement published or distributed in the place where the registered office of the Corporation is situate and in each place in Canada where a transfer of a Corporation's shares may be recorded, unless notice of such record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register of the Corporation at the close of business on the day the directors fix the record date.

8.7 Notices of Meetings

Notice of the time and place of every meeting of shareholders shall be sent not less than 10 days nor more than 60 days before the meeting or such other period as may be prescribed by the Regulations, to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution to be submitted to the meeting. All business transacted at a special meeting of the shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditor's report, election of directors and re-appointment of the incumbent auditor, is deemed to be special business.

8.8 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare an alphabetical list of shareholders entitled to receive notice of the meeting showing the number of shares held by each shareholder. If a record date for a meeting is fixed in advance by the directors in accordance with section 8.6, the shareholders listed shall be those registered at the close of business on such record date and such list shall be prepared not later than 10 days after such record date. If no record date is fixed, the shareholders listed shall be those registered as at the close of business on the day immediately preceding the day on which the notice of the meeting is given and such list shall be prepared on that date. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the meeting for which the list is prepared. Notwithstanding the foregoing, where no notice of meeting is given, the shareholders listed shall be those registered on the day on which the meeting is held and such list shall be prepared so that it is available at such meeting.

8.9 Record Date for Shareholders Entitled to Vote

The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, or such other period as may be prescribed by the Regulations, for the determination of the shareholders entitled to vote at a meeting of shareholders.

8.10 List of Shareholders Entitled to Vote

For every meeting of shareholders, the Corporation shall prepare an alphabetical list of shareholders entitled as of the record date to vote at a meeting of shareholders showing the number of shares held by each shareholder. If a record date for voting is fixed in advance by the directors in accordance with section 8.9, the shareholders listed shall be those registered at the close of business on such record date and such list shall be prepared not later than 10 days after such record date. If no record date for voting is fixed, the Corporation shall prepare such list no later than 10 days after a record date is fixed for determining shareholders entitled to receive notice of the meeting, and if not record date is fixed for notice, the list of shareholders entitled to vote shall be prepared no later than the close of business immediately preceding the day on which the notice is given or if no notice is given, the day on which the meeting is held.

8.11 Chairperson and Secretary

The chairperson of the board or, in the absence of the chairperson, the lead director or, in the lead director’s absence, a vice-chairperson or, in the absence of the vice-chairperson, the president or, in the absence of the president, a vice-president shall be the chairperson of any meeting of shareholders. If none of these individuals is present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote shall choose a chairperson from amongst themselves. The secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person, who need not be a shareholder, to act as secretary of the meeting. If described, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.12 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.13 Quorum

A quorum of shareholders is present at a meeting of shareholders irrespective of the number of persons actually present at the meeting if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

8.14 Right to Vote

At any meeting of shareholders every person who is named in the list prepared in accordance with section 8.10 shall be entitled to vote the shares shown thereon opposite such person's name. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.15 Proxies and Representatives

Every shareholder entitled to vote at a meeting of shareholders may, by means of a proxy, appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the shareholder's attorney. A body corporate or association which is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

8.16 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent of the Corporation specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

8.17 Joint Shareholders

If two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the share, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

8.18 Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by the majority of the votes cast.

8.19 Casting Vote

In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chairperson of the meeting shall not be entitled to a second or casting vote.

8.20 Show of Hands

Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is required or demanded. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. Any vote may be held, in accordance with the Regulations, if any, entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility. Any person participating in a meeting of shareholders electronically and entitled to vote at the meeting may vote, in accordance with the Regulations, if any, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

8.21 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares that each person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon that question.

8.22 Adjournment

If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earlier meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

8.23 One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

9 – SHARES

9.1 Issuance

Subject to the Act, the articles and any unanimous shareholders agreement, the board may from time to time issue or grant options to purchase unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid.

9.2 Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of their purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

9.3 Securities Records

The Corporation shall maintain a register of shares and other securities in which it records the shares and other securities issued by it in registered form showing with respect to each class or series of shares and other securities:

(a) the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

(b) the number of shares or other securities held by each holder; and

(c) the date and particulars of the issue and transfer of each share or other security.

The share register shall be maintained at the registered office of the Corporation or at any other place within Canada designated by the directors or at a place outside Canada designated by the directors if: (i) the records are available for inspection, by means of a computer terminal or other technology, during regular office hours at the registered office or any other place in Canada designated by the directors; and (ii) the Corporation provides technical assistance to facilitate an inspection.

9.4 Registration of Transfer

Subject to the Act and the articles, no transfer of share shall be registered unless:

(a) the share or other security is endorsed by an appropriate person;

(b) reasonable assurance is given that the endorsement is genuine and effective;

(c) any applicable law relating to the collection of taxes has been complied with;

(d) the transfer is rightful or is to a bona fide purchaser; and

(e) any fee for a share or other security certificate prescribed by the board or in accordance with the Act has been paid.

The issuer has no duty to inquire into adverse claims or has discharged any such duty.

9.5 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholders agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

9.6 Non-recognition of Trusts

Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

9.7 Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at the holder’s option, to a share certificate, or to a non-transferable written acknowledgement of the holder’s right to obtain a share certificate, stating the number and class or series of shares held by such shareholder as shown on the securities register. Share certificates and acknowledgments of a shareholder’s right to a share certificate, respectively, shall be in such form as the board may from time to time approve. Unless otherwise ordered by the board, any share certificates shall be signed by any director or officer of the Corporation and need not be under corporate seal. Signatures may be printed or otherwise mechanically reproduced on the share certificates and such signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

9.8 Replacement of Share Certificates

Subject to the Act, the board or any officer or agent designated by the board may in its or such officer’s or agent’s discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding the amount prescribed by the Act or the Regulations, and on such terms as to indemnity, reimbursement of expenses and evidence or loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.9 Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one or such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

9.10 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by the Act and upon compliance with the reasonable requirements of the Corporation.

10 – DIVIDENDS AND RIGHTS

10.1 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.2 Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation's banks or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder's address recorded in the Corporation's securities register unless, in each case, such holder otherwise directs. In the case of joint holders, the cheque shall be made payable to the order of all of such joint holders and mailed to them at their address recorded in the securities register of the Corporation, unless such joint holders otherwise direct. The mailing of such cheque in such manner shall, unless the cheque is not paid on due presentation, satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3 Non-receipt of Cheques

In the event of non-receipt of loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

10.4 Record Date for Dividends

The board may fix in advance a date, preceding by not more than 60 days, or such other period as may be prescribed by the Regulations, the date for the payment of any dividend as a record date for the determination of the persons entitled to receive payment of such dividend, provided that notice of any such record date is given not less than seven days (or such other period as may be prescribed by the Regulations) before such record date by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where a transfer of the Corporation's shares may be recorded, unless notice of such record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register of the Corporation at the close of business on the day the directors fix the record date. If no record date is fixed in advance, the record date for the determination of the shareholders entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board.

10.5 Unclaimed Dividends

Any dividend unclaimed after a period of two years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Corporation.

11 – NOTICES

11.1 Method of Giving Notices

(1) Any notice, communication or document ("**notice**") to be given, sent, delivered or served pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given, sent, delivered or served if delivered personally (whether in person, by courier service or other personal method of delivery) to the person to whom it is to be given or if delivered to such person's latest address, as shown in the securities register or in the records of the Corporation, as the case may be, or if mailed to such person at such address by prepaid ordinary or air mail or, subject to the Act regarding electronic documents, if sent to such person at such address by any means of prepaid transmitted, electronic or recorded communication, except where the Act requires a notice to be sent by registered mail.

(2) A notice so delivered by prepaid mail or delivered personally is deemed to be received at the time it would have been delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or document at that time or at all.

(3) Subject to the Regulations, a notice so delivered by prepaid transmitted, electronic or recorded communication is deemed to have been provided when it leaves an information system within the control of the originator or another person who sent it on behalf of the originator and is deemed to be received when it enters the information system designed by the addressee or, if the notice is posted on or made available through a generally accessible electronic source, when it is accessed by the addressee.

(4) The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

11.2 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.3 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, both the date of giving the notice and the date of the meeting or other event shall be excluded.

11.4 Undelivered Notices

If any notice given to a shareholder pursuant to section 11.1 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notice to such shareholder until such shareholder informs the Corporation in writing of the shareholders' new address.

11.5 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

11.6 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

11.7 Waiver of Notice

Any shareholder (or such shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given to such person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board, which waiver may be given in any manner. Attendance of a director at a meeting of directors or of a shareholder or any other persons entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12 – EFFECTIVE DATE

12.1 Effective Date

This By-Law shall come into force when made by the Board in accordance with the Act.

~ Signature page immediately follows ~

This By-Law No. 1 was made by the director on January 1, 2024.



David Howson

JJJ. Cboe Digital Exchange, LLC

1. *Name*: Cboe Digital Exchange, LLC
   Address: 433 W. Van Buren St., Chicago, Il 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 4, 2010.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Exchange, LLC is a wholly-owned subsidiary of Cboe Digital Intermediate Holdings, LLC, which is wholly owned by Cboe Digital Holdings, Inc.

5. *Brief description of business or functions:* Operates a spot trading market for digital assets and designated contract market for futures.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson (Chair)
   - Cristobal Conde
   - Ananda Radhakrishnan
   - Miguel Rivera

   Officers
   - Joacim Wiklander (President and CEO)
   - Bryan Blake (Head of Trading)
   - Terry Mack (CFO)
   - Vince Poil (COO)
   - Dmitri Smidovich (Chief Legal Officer and Corporate Secretary)

   Standing Committees

   Regulatory Oversight Committee
   - Ananda Radhakrishnan (Chair)
   - Miguel Rivera

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ERIS EXCHANGE, LLC", CHANGING ITS NAME FROM "ERIS EXCHANGE, LLC" TO "CBOE DIGITAL EXCHANGE, LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF SEPTEMBER, A.D. 2022, AT 6:40 O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID RESTATED CERTIFICATE IS THE FIRST DAY OF OCTOBER, A.D. 2022.

SECRETARY'S OFFICE 1793 DELAWARE 1855

Jeffrey W. Bullock, Secretary of State

4785569 8100
SR# 20223658318

Authentication: 204531157
Date: 10-03-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:40 PM 09/29/2022
FILED 06:40 PM 09/29/2022
SR 20223658318 - File Number 4785569

AMENDED AND RESTATED CERTIFICATE OF FORMATION OF ERIS EXCHANGE, LLC

The limited liability company filed its original Certificate of Formation with the Secretary of State of the State of Delaware on February 4, 2010, under the name Eris Exchange, LLC. This Amended and Restated Certificate of Formation of the limited liability company, which restates and integrates and also further amends the provisions of the limited liability company's Certificate of Formation, has been duly executed and is being filed in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-208). The Certificate of Formation of the limited liability company is hereby amended, integrated and restated in its entirety to read as follows:

FIRST: The name of the limited liability company is Cboe Digital Exchange, LLC (the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no member or manager of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a manager of the Company.

FOURTH: This Amended and Restated Certificate of Formation is effective as of October 1, 2022.

FIFTH: The Company shall have perpetual existence.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Formation of Eris Exchange, LLC to be executed as of this 30th day of September, 2022.

ERIS EXCHANGE, LLC

DocuSigned by:
By: Bryan Stuart
635B17CD8C61464
Name: Bryan Stuart
Title: Chief Financial Officer

KKK. Digital Asset Benchmark Administration, LLC

1. *Name*: Cboe Asset Benchmark Administration, LLC
   Address: 433 W. Van Buren St., Chicago, Il 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Digital Asset Benchmark Administration, LLC is a wholly owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Operates a data business relating to digital assets.

6. *Copy of constitution*: Not applicable

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Jill Griebenow

   Officers
   - David Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Treasurer)
   - Casie Harris (Controller)
   - Christopher Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CERTIFICATE OF FORMATION

OF

DIGITAL ASSET BENCHMARK ADMINISTRATION, LLC

This Certificate of Formation of Digital Asset Benchmark Administration, LLC (the "Company"), dated as of October 17, 2017, is being duly executed and filed by Cboe Global Markets, Inc. to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company formed hereby is Digital Asset Benchmark Administration, LLC.

2. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is the Corporation Trust Company.

3. This Certificate of Formation shall be effective upon filing.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Digital Asset Benchmark Administration, LLC this 17th day of October, 2017.

Cboe Global Markets, Inc.

By: ________________________
Name: Edward T. Tilly
Title: Chief Executive Officer

LLL. <u>Cboe Hong Kong Limited</u>

1. *Name*: Cboe Hong Kong Limited
   Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operation on May 21, 2024.

MMM. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
Address: c/o Format A AG
Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>

<u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations August 26, 2024.

NNN. <u>MATCHNow GP ULC</u>

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations January 1, 2024

OOO. Neo Exchange Inc.

1. *Name*: Neo Exchange Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased business January 1, 2024.

PPP. Aequitas Innovations Inc.

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations January 1, 2024.

QQQ. <u>Aequitas EVO Connect Inc.</u>

1. *Name*: Aequitas EVO Connect Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations January 1, 2024.

RRR. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations June 6, 2023

SSS. <u>Hanweck Associates, LLC</u>

1. *Name*: Hanweck Associates, LLC
   Address: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act. Hanweck Associates, LLC provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations September 4, 2023

TTT. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
Address: 130 King Street West, Suite 1050
Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations April 5, 2024.

UUU. Chi-X Holdings Limited

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Ceased operations April 12, 2023.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers						
Name:		Title:		Commencement of Term Date:		
Alexandra Albright		Senior Vice President, Chief Compliance Officer		03/01/24		
Andrew Bevers		VP, Head of Derivatives Account Coverage		03/01/24		
Kristin Boyd		SVP, Global Head of Derivative Sales and Distribution		03/01/24		
Carmen (Lita) Brannan		VP, Government Relations		03/01/24		
Kevin Carrai		SVP, Global Head of Market Data and Access Services)		03/01/24		

Brittany Carter		VP, Corporate Strategy		03/01/24		
Cole Chmielewski		Vice President, Operations		03/01/24		
Bo Chung		Senior Vice President, Global Head of Sales & Index Licensing		03/01/24		
William Ciabattoni		VP, Product Management		03/01/24		
Catherine Clay		EVP, Global Head of Derivatives		03/01/24		
Gary Compton		Vice President, Communications		03/01/24		
Jeff Connell		Senior Vice President, Deputy Chief Regulatory Officer		03/01/24		
Laura Dickman		Vice President, Associate General Counsel		03/01/24		
James Enstrom		Senior Vice President, Chief Audit Officer		03/01/24		
Angelo Evangelou		SVP, Public Policy		03/01/24		
Stacie Fleming		SVP, Communications		03/01/24		
Stephanie Foley		EVP, Chief Human Resources Officer		03/01/24		
Jennifer Fuentes		VP, Compliance – North American Securities		03/01/24		
Todd Furney		Senior Vice President, Chief Risk Officer		03/01/24		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		03/01/24		
Jill Griebenow		EVP, CFO, Treasurer		03/01/24		
Casie Harris		Vice President, Controller		8/13/24		

John Hiatt		Vice President, Cboe Labs		03/01/24		
Rob Hocking		Senior Vice President, Head of Product Innovation		03/01/24		
Gregory Hoogasian		Executive Vice President, Chief Regulatory Officer		03/01/24		
Dave Howson		President		03/01/24		
Adam Inzirillo		EVP, Global Head of DnA		03/01/24		
Matt Iwamaye		VP, Associate General Counsel, Equities		03/01/24		
Chris Isaacson		Executive Vice President, COO		03/01/24		
Jennifer Lamie		Vice President, Chief Regulatory Advisor		03/01/24		
Tim Lipscomb		SVP, Chief Technology Officer		03/01/24		
Stephanie Marrin Lara		SVP, Deputy Chief Regulatory Officer		03/01/24		
Marc Magrini		Vice President, Administration		03/01/24		
Scott Manziano		VP, Sales Operations		03/01/24		
Robert Marrocco		VP, Global Head of ETP Listings		03/01/24		
Sarah McDowell		VP, Chief Enforcement Counsel		03/01/24		
Kathleen Mikulak		VP, Regulation		03/01/24		
Emily Mitchell		Senior Vice President, Tax		03/01/24		
Anthony Montesano		Vice President, Market Structure		03/01/24		
Kyle Murray		VP and Associate General Counsel		03/01/24		

Jordan Newmark		VP, Associate General Counsel		03/01/24		
Dennis O'Callahan		VP, Cboe Labs		03/01/24		
Dan Overmyer		Vice President, Options Regulation		03/01/24		
Hemang Patel		VP, Project Management		03/01/24		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		03/01/24		
Stephanie Renner		SVP, Finance		03/01/24		
John Sexton		Executive Vice President, General Counsel & Corporate Secretary		03/01/24		
Steven Sinclair		Vice President, Software Engineering		03/01/24		
Eileen Smith		Senior Vice President, Data and Analytics		03/01/24		
Nicholas Still		VP, Data Protection Officer		03/01/24		
Oliver Sung		VP, Interim Head of North American Equities		03/01/24		
Alexandra Szakats		Vice President, Cboe Options Institute		7/17/24		
Natan Tiefenbrun		Senior Vice President, President North American and European Equities		7/17/24		
Frederic Tomczyk		CEO		03/01/24		
Hatice Unal		SVP, Infrastructure		03/01/24		
Joacim Wiklander		President & CEO of Cboe Canada | Head of Global Listings		7/17/24		
Allen Wilkinson		SVP, Chief Accounting Officer		03/01/24		
Clinton Wolf		VP, Operations		03/01/24		

Omarr Woodhouse		VP, Operations Support Center		03/01/24		
Troy Yeazel		Senior Vice President, Global Operations		03/01/24		
Former Officers						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Arianne Adams		Senior Vice President, Head of Options and Global Client Services		01/07/19		10/31/23
John Deters		Executive Vice President, Chief Strategy Officer		02/28/17		11/07/23
Andrew Lowenthal		SVP, International Expansion and Business Development		02/28/17		12/31/23
Gina DeRaimo		Vice President, Derivatives Institute		01/07/20		05/04/24
Umesh Yerram		VP, Chief Information Security Officer		02/02/21		06/27/24
Vaishali Javeri		Senior Vice President, Chief Legal Officer, North American Securities		12/19/22		8/23/24

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		08/13/24		
Gilbert Bassett		Director		08/13/24		
Dave Howson		Director		08/13/24		

Kevin Murphy		Director		08/13/24		
Anada Radhakrishnan		Director		08/13/24		
Miguel Rivera		Director		08/13/24		
David Roscoe		Director		08/13/24		
Hillary Sale		Director		08/13/24		
Scott Wagner		Director		08/13/24		

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- David Howson (Chairman)
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe